Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 23, 2021

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Attorney-Advisor
Office of Energy & Transportation

Re: Sun Country Airlines Holdings, Inc.
Registration Statement on Form S-1
Filed February 8, 2021
File No. 333-252858

Dear Ms. Majmudar:

On behalf of Sun Country Airlines Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission (the “Commission”) on February 8, 2021.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated February 22, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 23, 2021

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary,

Covid-19 Induced Downturn page 1

1.

With regard to your calculation of the metrics labeled Adjusted Operating Income Margin, you indicate in response to prior comment 4 that while “the itemized adjustments for each airline vary based on their respective reported results, the Company’s methodology was consistent across all of its competitors.” We also note from your response that you believe your calculation of these metrics “results in a more comparable metric across airlines that is useful in understanding how the Company performed during the COVID-19 induced downturn as compared to its competitors.” Expand your disclosure to address the following:

•

Why you believe it is appropriate to include full service carriers for comparison with your results, whether during the COVID-19 induced downturn or under normal industry conditions. In this regard, we note in the Overview section of the Prospectus Summary that your unique business model is compared and contrasted with low cost and ultra low-cost carriers;

•

Whether there are explanations for the differences in your results compared to other airlines beyond your “diversified and flexible business model,” including as it relates to scale and size of operations, such as routes, fares and services;

•

Why you believe that the metric presented is useful in understanding your performance compared to other airlines during the COVID-19 induced downturn. For a more balanced discussion, highlight that for periods in 2020, this metric is not reflective of your normal operating results due to the adverse financial impacts of the COVID-19 pandemic and the extent to which comparison of this metric among airlines is or is not reflective of the results of a similar comparison during normal industry conditions; and that

•	You calculated the metrics for each of the airlines shown based on publicly available information, along with a statement indicating that you believe the methodology you used was applied consistently.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 4 and 117 of Amendment No. 1.

2.

In addition to the above, we note your Adjusted Operating Income Margin is a non-GAAP measure and should be labeled as such. Expand the Non-GAAP Financial Measures section beginning on page 89 to include the disclosures required by Item 10(e) of Regulation S-K. Further to this, the numerator in your calculation of Adjusted Operating Income is a non-GAAP measure and should be reconciled to the most directly comparable GAAP measure in accordance with Item 10(e)(i)(B) of Regulation S-K. Refer to footnote 27 from the non-GAAP adopting release, which can be found at: https://www.sec.gov/rules/final/33-8176.htm#P154_25345

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 93 and 94 of Amendment No. 1.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 23, 2021

Prospectus Summary

The Offering, page 13

3.	We note your disclosure on page 59 that you plan to enter into a tax receivable agreement with your initial stockholders. Please revise your disclosure here to include a summary of the agreement.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 15 of Amendment No. 1.

Description of Capital Stock

Removal of Directors; Vacancies, page 161

4.	Please revise this section to describe the terms of Section 5.06 of your second amended and restated certificate of incorporation with respect to the Amazon Holder.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 167 of Amendment No. 1.

Corporate Opportunity, page 165

5.

We note that Article XII of your second amended and restated certificate of incorporation relates to recognition of corporate opportunities and competitive opportunities. Please revise to disclose all material terms of such provisions in this section, and in your related risk factor disclosure.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 57, 58 and 171 of Amendment No. 1.

*             *             *

If you have any questions regarding the Registration Statement or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3588.

Sincerely,

/s/ Brian M. Janson

Brian M. Janson

cc:	Katherine Shaia
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Eric Levenhagen

Sun Country Airlines Holdings, Inc.

Michael Kaplan

Davis Polk & Wardwell LLP